BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

May 16, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
Aquila Municipal Trust (File Nos. 33-1857 and 811-4503)
Preliminary Proxy Statements

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) regarding the preliminary proxy statements filed by Aquila Funds Trust and Aquila Municipal Trust (each, a “Registrant”) on April 22, 2013.  Following are the Staff’s comments and the Registrant’s responses thereto:

A.      Introduction and Proposal 1 - Election of Trustees

1. Comment:	The Staff requested that the Registrants confirm that the name and address of the Registrants’ administrator is disclosed in each proxy statement.

Response:	The Registrants have revised the disclosure to clarify that Aquila Investment Management LLC is both the investment adviser and administrator of each Registrant.

2. Comment:	The Staff requested that the Registrants confirm that record date information will be provided regarding each currently outstanding class of shares of each Registrant.

Response:	The Registrants confirm that record date information will be provided regarding each currently outstanding class of shares of each Registrant.

3. Comment:	The Staff requested that the Registrants confirm that the information regarding security ownership of management required by Item 6 of Schedule 14A is disclosed in each proxy statement.

Response:	The Registrants confirm that the information regarding security ownership of management is disclosed in each proxy statement in the form required by Item 22(b) of Schedule 14A.

4. Comment:
The Staff requested that the Registrants confirm that, if applicable, each proxy statement includes disclosure in accordance with Item 23 of Schedule 14A regarding delivery of documents to two or more security holders who share an address.

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Response:
The Registrants confirm that each proxy statement and other applicable documents are delivered to each security holder and, accordingly, that disclosure in accordance with Item 23 of Schedule 14A is not required.

5. Comment:	The Staff requested the Registrants confirm that disclosure regarding each Registrant’s fiscal year end is consistent throughout the applicable proxy statement.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

6. Comment:	The Staff requested that the Registrants define the term “Qualified Recipients” or make such term lower case.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

7. Comment:	The Staff requested that Aquila Funds Trust confirm that the disclosure addresses the role played by the lead independent trustee in the leadership of the Registrant.

Response:	Aquila Funds Trust has revised the disclosure to address the Staff’s comment.

B.	Proposal 3 - Amended and Restated Declaration of Trust

1. Comment:
The Staff stated that it believes that a shareholder vote is required for each proposed change to each Registrant’s declaration of trust.  The Staff also requested that each Registrant confirm that the disclosure addresses all of the material differences between the Registrant’s current declaration of trust and the proposed amended and restated declaration of trust

Response:	The Registrants have revised Proposal 3 to address the Staff’s comments.

C.	Proposal 4 - Revised Fundamental Policies

1. Comment:
The Staff noted that each Registrant’s proposed revised concentration policy (Proposal 4C for Aquila Municipal Trust/Proposal 4A for Aquila Funds Trust) states that “The [Registrant] may not make any investment if, as a result, the [Registrant]’s investments will be concentrated in any one industry, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time.”

The Staff stated that, in its view, the proposed policy is overly broad.  Accordingly, the Staff requested that the Registrants delete the italicized language from the proposed revised concentration policy.  The Staff noted that similar language is included in the proposed fundamental policies regarding lending (Proposal 4D for Aquila Municipal Trust/Proposal 4B for Aquila Funds Trust), borrowing (4E/4C), issuance of senior securities (4F/4D), investment in commodities (4G/4E), investments in real estate (4I/4G) and underwriting (4L/4H), and requested that such language be deleted from such fundamental policies.

Response:	The Registrants have revised the proposed revised fundamental policies to address the Staff’s comment.

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2. Comment:
The Staff noted that the disclosure regarding the proposed elimination of the fundamental policy with respect to investment in voting securities, other investment companies and certain other instruments (Proposal 4B for Aquila Municipal Trust) indicates that if the proposal is approved, the Registrant will be able to invest in other investment companies and in equity securities. The Staff requested that the Registrant add disclosure regarding (i) the layering of fees in connection with investments in other investment companies, and (ii) risks of investing in equity securities.

Response:
Aquila Municipal Trust notes that the disclosure referenced by the Staff currently addresses the layering of fees in connection with investments in other investment companies.  Aquila Municipal Trust also notes that the disclosure indicates that there is no current intention to invest any of the Trust’s assets in equity securities.  As indicated in the current disclosure, if the Trust invests in equity securities in the future, the Trust’s Prospectus or Statement of Additional Information would be revised to disclose additional risks related to such investments.  Accordingly, the disclosure has not been revised to include risks of investing in equity securities.

3. Comment:
The Staff requested that the Registrants add the following italicized language to the disclosure regarding the revised concentration policy (Proposal 4C for Aquila Municipal Trust/Proposal 4A for Aquila Funds Trust) in order to:

a.
clarify that the proposed policy regarding concentration will be interpreted to permit investment without limitation in tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies instrumentalities or political subdivisions; and

b.
clarify that in the case of an industrial development bond, if the bond is backed only by assets and revenues of a non-governmental user, then the non-governmental user would be deemed to be the sole issuer and such issuer would be subject to the 25% limit.

Response:	The Registrants have revised the disclosure to address the Staff’s comment.

4. Comment:
The Staff noted that the disclosure with respect to the revised fundamental policy regarding issuance of senior securities (Proposal 4F for Aquila Municipal Trust/Proposal 4D for Aquila Funds Trust) states that “certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities.  These include repurchase and reverse repurchase agreements, options, futures and forward contracts, provided that in each case a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party.”  The Staff requested that the Registrants revise the disclosure to indicate that the Registrants will segregate cash or liquid securities in connection with such transactions subject to the asset coverage requirements discussed above (i.e., 300% asset coverage requirements discussed in connection with the fundamental policy regarding borrowing).

Response:
The Registrants note that the disclosure referenced by the Staff is consistent with the Staff’s guidance in the Dreyfus Strategic Investing (SEC No-Action Letter, June 22, 1987).  The Registrants note that in the Dreyfus Strategic Investing letter, the Staff stated if a fund meets the segregation requirements previously outlined by the Staff or covers its positions to eliminate any potential for leveraging (as described in the letter), the 300% asset coverage requirement of Section 18(f) does not apply.  Accordingly, the Registrants have not revised the disclosure referenced by the Staff.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz

cc:           Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin